Calvert Investments	William M. Tartikoff
Senior Vice President
and General Counsel

December 17, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Mr. Tony Burak, Staff Accountant, Division of Investment Management

Re:	Calvert Variable Products, Inc. File No. 811-04000

Dear Mr. Burak:

This letter responds to oral comments (“Comments”) you provided Susan W. Bender during a telephone conversation on December 3, 2013, regarding your review of the June 30, 2013 semi-annual filing on Form N-CSR for the above-referenced registrant (“Registrant”). The Comments and Calvert’s responses thereto are set forth below:

1.       Comment:   Note A to the Notes to Financial Statements for the Calvert VP EAFE International Index Portfolio states:

As of June 30, 2013, a significant transfer out of Level 2 and into Level 1 occurred. On June 30, 2013, price movements did not exceed specified parameters and the third party fair value pricing service did not quantitatively fair value the affected securities. On December 31, 2012, price movements had exceeded specified parameters and the third party fair value pricing service had quantitatively fair valued the transferred securities.

If there have been transfers between levels of the fair value hierarchy for the applicable reporting period, Topic 820 requires the dollar amount of such transfers to be reported.  If no such transfers occurred during the period, then affirmatively so state.

Response:  In future shareholder reports filed on Form N-CSR, the Registrant will include the requested disclosure where applicable.

2.      Comment: The report states that information regarding how the Registrant voted proxies is available at www.calvert.com.   The reviewer had difficulty locating this information on the website.

Response:  The filepath on the Calvert website is http://www.calvert.com/Documents/N-PX-2013-cvp.pdf From the homepage, in the bottom right corner--Sustainable and Responsible Investing, Quicklinks to Everything SRI--click on Calvert’s Proxy Voting Guidelines. This brings up the N-PX filings for the various funds.

3.      Comment: The website references a 2% redemption fee on the CVP funds, but it is not mentioned in the Registrant’s prospectus. Does the redemption fee apply to the Registrant, and if so, has it been charged?

Response: The prospectus is correct, the Registrant has no redemption fee. The website was in error and has been corrected.

4.      Comment:  The reviewer notes that the most recent filing by Registrant under Rule 24f-2 was on December 14, 2009 and asks why not annually?

Response: Since 2009, the Registrant has relied on the American Council of Life Insurance No-Action Letter (6/20/95). It permits underlying variable funds, such as the Registrant, to exclude from its Rule 24f-2 fees any sales to and redemptions from insurance company separate accounts that issued securities on which registration fees were paid (i.e.,  it does not require duplicate fees to be paid at the separate account and underlying fund levels.) Through 2009, the Registrant filed under the predecessor Summit Funds, which also included retail non-exempt/non-variable funds.

Finally, on behalf of the Registrant and as an officer of the Registrant, I acknowledge that:

1.         The Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-CSR;

2.         Comments of the U.S. Securities and Exchange Commission (the “Commission”) Staff (“Staff”) or changes to disclosure in response to Staff comments on the Form N-CSR reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form N-CSR; and

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3.         The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Susan W. Bender at 301-951-4885 or me if you have any questions or comments.

Sincerely,

/s/ William M. Tartikoff

William M. Tartikoff